Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post–Effective Amendment No. 143 to Registration Statement No. 002-86711 on Form N–1A of our report dated December 11, 2018 relating to the financial statements and financial highlights of Fidelity Advisor Emerging Markets Fund and our report dated December 13, 2018 relating to the financial statements and financial highlights Fidelity Advisor International Capital Appreciation Fund, each a fund of Fidelity Advisor Series VIII, appearing in the Annual Report on Form N-CSR of Fidelity Advisor Series VIII for the year ended October 31, 2018, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

December 21, 2018